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June 12, 2017

VIA EDGAR AND COURIER

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street N.E.

Washington, D.C. 20549

Ref:                        Altice USA, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 11, 2017

File No. 333-217240

Dear Mr. Spirgel:

On behalf of Altice USA, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on April 11, 2017.  Certain of the revisions in Amendment No. 3 have been made in response to comments received from the Staff contained in your letter dated June 9, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement. Page references included in the Company’s responses are to those contained in Amendment No. 3.

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Mr. Larry Spirgel

United States Securities and Exchange Commission

Powerful Financial Model Driving Strong Returns, pages 146 - 147

1.                                      We note your response to comment 7 and revised disclosure.  Please further clarify that the Company believes it is on track to achieve a substantial portion of the $1.1 billion of cost savings based upon a comparison of annualized first quarter 2017 expenses and fiscal year 2015 expenses.  Also, please provide a more enhanced discussion of how these cost savings were achieved on an expedited basis including steps taken by management and their impact on specific expense line-items.

Response:  The Company has modified the disclosure on pages 7 and 149 of Amendment No. 3 as set forth below, with additions indicated by double underlining:

As of March 31, 2017, based on an analysis of our current operating expenses, we believe we have realized a substantial portion of the total $1.1 billion in operating cost savings we announced that we would achieve over the three-year period following the Acquisitions.  Our analysis compares the full year 2015 combined operating expenses of Cablevision and Cequel to the operating expenses of the Company for the quarter ended March 31, 2017, annualized.  We believe we have been successful in achieving these cost savings on an expedited basis by delayering management, eliminating non-essential operating expenses and service arrangements and rationalizing our supplier relationships.  Management’s focus on these initiatives has resulted in cost savings that are primarily reflected in our Other Operating Expenses line item.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Description of Non-GAAP Financial Measures, page 196

2.                                      Please tell us the difference in the Non-GAAP financial measures disclosed here and those provided elsewhere in your filing.  Further, it is unclear why you have labeled one set of Non-GAAP financial measures as “International Financial Reporting Standards basis” as opposed to the definitions, reconciliations, and uses by management provided on pages 15 through 17, 63, and 75.  Please remove this disclosure or advise us.

Response:  The Non-GAAP financial measures disclosed here are measures used as performance targets in 2016 compensation programs in which the named executive officers of the Company participate.  In accordance with the instructions to Item 402(b) of Regulations S-K, the Company has provided these narrative descriptions indicating how the target measures are calculated from the Company’s financial statements.  These descriptions are not provided in the definitions, reconciliations and uses by management provided elsewhere in the Registration Statement.  Certain of the performance targets relate to the performance of Altice N.V., which reports on an International Financial Reporting Standards basis.  The Company has modified the disclosure on page 199 of Amendment No. 3 as set forth below, with deletions indicated by strikethrough and additions indicated by underline:

Description of Non-GAAP Financial Measures

The Non-GAAP financial measures disclosed here are measures used as performance targets in 2016 compensation programs in which the named executive officers of the Company participate.   The measures under the heading Altice N.V. relate to the performance of Altice N.V., which reports on an International Financial Reporting Standards basis.

Altice N.V. ~~Non-GAAP Financial Measures (International Financial Reporting Standards basis)~~

Adjusted EBITDA—operating income before interest~~s~~, taxes, depreciation and amortization, non-recurring items and other adjustments (equity-based compensation expenses).

Adjusted EBITDA — Capex — change in working capital—Adjusted EBITDA as defined above less capital expenditures and change in working capital.

Altice USA, Cequel and Cablevision ~~Non-GAAP Financial Measures~~

Adjusted EBITDA—net income (loss) excluding income taxes, income (loss) from discontinued operations, other non-operating income or expenses, loss on extinguishment of debt and write-off of deferred financing costs, gain (loss) on interest rate swap contracts, gain (loss) on equity derivative contracts, gain (loss) on investments, interest expense (including cash interest expense), interest income, depreciation and amortization (including impairments), share-based compensation expense or benefit, restructuring expense or credits and transaction expenses.

Adjusted EBITDA—Capex—Adjusted EBITDA as defined above less capital expenditures.

Adjusted EBITDA—Capex—change in working capital—Adjusted EBITDA as defined above less capital expenditures and change in working capital.

Mr. Larry Spirgel

United States Securities and Exchange Commission

Altice USA, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Description of Business, Related matters, and Basis of Presentation

Acquisition of Cequel Corporation, page F-44

3.                                      We note your response to comment 10.  It appears the minority shareholders have exchanged their 30% interest in Cequel Corporation (“Cequel”), and cash, for an ownership interest in a parent entity of the Company, thereby obtaining an economic interest in both Cablevision and Cequel.  Please advise us, in detail, and fully disclose this transaction and your accounting for it.  Also, explain to us your basis in the accounting literature for your accounting and reporting in your financial statements.

Response:  The Company has revised the disclosure on page F-45 of Amendment No. 3 as set forth below, with additions indicated by double underlining:

The Cequel Acquisition was accounted for as a business combination in accordance with ASC Topic 805.  Accordingly, the Company stepped up 100% of the assets and liabilities assumed to their fair value at the Cequel Acquisition Date.  See Note 3 for further details.

In December 2015, the minority interest holders of Cequel Corporation (“Cequel”) exchanged their 30% interest in Cequel for an interest in CVC 2 B.V., the newly formed indirect parent entity of both the Company and Cequel.  On June 9, 2016, Cequel was contributed to the Company.  On June 21, 2016, the minority interest holders in CVC 2 B.V. paid cash of approximately $1 billion to fund the acquisition of Cablevision Systems Corporation (“Cablevision”), thereby obtaining an economic interest of 30% in Cablevision through their 30% ownership interest in CVC 2 B.V.  Subsequent to the Cablevision acquisition, the minority interest holders in CVC 2 B.V. have an indirect economic interest in both Cequel and Cablevision.

The Company owns all of Cequel and Cablevision.  At the date of the Cequel acquisition, December 21, 2015, 100% of the assets of Cequel were stepped up to fair value as push-down accounting was elected and applied in accordance with ASC Topic 805-50-25-4 – 25-9.  As

Mr. Larry Spirgel

United States Securities and Exchange Commission

pushdown accounting was elected, the consolidated financial statements reflected the new basis of accounting established by the acquirer through its application of ASC 805-50-30-10 to the individual assets and liabilities of Cequel.  On June 21, 2016, 100% of the assets of Cablevision were stepped up to fair value, in accordance with ASC Topic 805, Business Combination.

Note 12. Share-Based Compensation, pages F-28 and F-29

4.                                      We note that you intend to amend the Carry Unit Plan of Neptune Management L.P. prior to your initial public offering, resulting in the Class C unit holders receiving a lower share of the appreciation amount than what was contemplated at the time of their respective grants.  Please tell us how you intend to account for this modification and your basis for this accounting in the accounting literature.

Response:  In the second quarter ended June 30, 2017, the Company will assess this modification in accordance with ASC Topic 718-20-35-3 and will fair value the original award immediately before its terms are modified.  The Company will then fair value the modified award immediately after its terms are modified.  Any excess value would be recorded as incremental compensation expense.  However, the value of the awards immediately after its terms are modified are expected to be less than the value immediately before.  Because the Company expected the original award to vest under its original terms and the employees will not receive any consideration or promise of consideration in exchange for this modification, we anticipate the compensation expense to continue to be based on the grant-date fair value of the original award. The Company's analysis is in accordance with ASC 718-20-55-107 which states “A modification of vesting conditions is accounted for based on the principles in paragraph 718-20-35-3; that is, total recognized compensation cost for an equity award that is modified shall at least equal the fair value of the award at the grant date unless, at the date of the modification, the performance or service conditions of the original award are not expected to be satisfied.”

5.                                      We note the Class C-10 units were issued at approximately the same time as the filing of your registration statement, and after, and the Class C-9 units were issued within two months of the filing date.  It appears a reasonable estimation of fair value would account for the likely completion of your public offering and consequently take a minimal discount for lack of marketability and reflect recent appreciation in the market valuations of similar publicly traded companies and public company valuation multiples.  Please revise your estimates of fair value of the Class C-9 and Class C-10 units to be reflective of the value established in your initial public offering, without the recently contemplated plan amendment.

Response:  The grant date fair value of $0.55 related to the Class C-9 units issued in February 2017 was based on a contemporaneous valuation completed by a third-party valuation expert.  Although we believe this fair value was appropriate at the time, we will revise our estimate of the grant date fair value to be reflective of the value established in our initial public offering, without the recently contemplated plan amendment.  The impact of the change in the fair value of the Class C-9 units for the first quarter 2017 is immaterial (less than $2 million) and, therefore we will adjust the compensation expense related to these units beginning in the second quarter 2017.  As the Class C-10 units were issued in April 2017, we will revise the grant date fair value in determining the stock compensation related to these units in the second quarter 2017.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Note 14. Equity and Long-Term Incentive Plans, pages F-79 and F-80

6.                                      We note your response to comment 11.  Please disclose under what circumstances the Company can be directed to repurchase the Neptune Management, LP (“Neptune”) units by Neptune Holdings US GP LLC (“Neptune Holdings”) held by employees of Altice USA, Altice N.V., and its affiliates; how and by whom the repurchase of the Neptune units will be determined; and the potential timing for these repurchases.  Also, please clarify if it is your intent that the Company would exchange repurchased Neptune units for shares of common stock held by Neptune.

Response: The Company has modified the disclosure on pages F-80 to F-81 of Amendment No. 3 as set forth below, with additions indicated by double underlining and deletions indicated by strikethrough:

NOTE 14. EQUITY AND LONG-TERM INCENTIVE PLANS

Equity Plans

In July 2016, certain employees of the Company and its affiliates received awards of units in a carry unit plan of Neptune Management LP, an entity which has an ownership interest in the Company.  The awards generally will vest as follows: 50% on the second anniversary of June 21, 2016 for Cablevision employees or December 21, 2015 for Cequel employees (“Base Date”), 25% on the third anniversary of the Base Date, and 25% on the fourth anniversary of the Base Date.  Neptune Holding US GP LLC, the general partner of Neptune Management LP, has the right to repurchase (or to ~~cause~~assign to an affiliate, including the Company, the right to repurchase) vested awards held by employees for sixty days following their termination.  For the performance-based awards, vesting occurs upon achievement or satisfaction of a specified performance condition.  The Company considered the probability of achieving the established performance targets in determining the equity-based compensation with respect to these awards at the end of each reporting period.  The carried unit plan has 259,442,785 units authorized for issuance, of which 147,700,000 have been issued to employees of the Company and 55,100,000 have been issued to employees of Altice N.V. and affiliated companies.

The Company measures the cost of employee services received in exchange for carry units based on the fair value of the award at grant date. An option pricing model was used which requires subjective assumptions for which changes in these assumptions could materially affect the fair value of the carry units outstanding. The time to liquidity event assumption was based on management’s judgment. The equity volatility assumption of 60% was estimated using the historical weekly volatility of publicly traded comparable companies. The risk-free rate of 0.74% assumed in valuing the units was based on the U.S. Constant Maturity Treasury Rates for a period matching the expected time to liquidity event. The discount for lack of marketability of 20% was based on Finnerty’s (2012) average

Mr. Larry Spirgel

United States Securities and Exchange Commission

strike put option model. The weighted average grant date fair value of the outstanding units is $0.37 per unit and the fair value was $1.76 per unit as of December 31, 2016. For the year ended December 31, 2016, the Company recognized an expense of $14,368 related to the push down of share based compensation related to the carry unit plan of which approximately $9,849 related to units granted to employees of the Company and $4,519 related to employees of Altice N.V. and affiliated companies allocated to the Company.

Beginning on the fourth anniversary of the Base Date, the holders of carry units have an annual opportunity (a sixty day period determined by the administrator of the plan) to sell their units back to Neptune Holding US GP LLC (or affiliate, including the Company, designated by Neptune Holding US GP). Accordingly, the carried units are presented as temporary equity on the consolidated balance sheet at fair value. Adjustments to fair value at each reporting period are recorded in paid in capital.

The right of Neptune Holding US GP LLC to assign to an affiliate, including the Company, the right to repurchase an employee’s vested units during the sixty-day period following termination, or to satisfy its obligation to repurchase an employee’s vested units during annual sixty-day periods following the fourth anniversary of the Base Date, may be exercised by Neptune Holding US GP LLC in its discretion at the time a repurchase right or obligation arises.  The carry unit plan requires the purchase price payable to the employee or former employee, as the case may be, to be paid in cash, a promissory note (with a term of not more than 3 years and bearing interest at the long-term applicable federal rate under Section 1274(d) of the Internal Revenue Code) or combination thereof, in each case as determined by Neptune Holding US GP LLC in its discretion at the time of the repurchase. Neptune Holding US GP LLC expects that vested units will be redeemed for shares of Class A common stock upon vesting.

The added disclosure clarifies that the Neptune Holdings can assign its repurchase rights to an affiliate, as opposed to being able to cause an affiliate to effect any repurchase.  Also, as noted in the disclosure, the repurchase right and obligation of Neptune Holding US GP LLC arise only during a sixty day period following termination, in the case of a terminated employee, and during an annual sixty day period following the fourth anniversary of the Base Date, in the case of a person employed by the Company at such time.  The Company has made corresponding modifications to the disclosure on pages F-29 to F-30.

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Mr. Larry Spirgel

United States Securities and Exchange Commission

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

Enclosure

cc:                                David Connolly — Executive Vice President and General Counsel, Altice USA, Inc.

Craig E. Marcus, Esq. — Ropes & Gray LLP

Patrick Edgar — KPMG LLP